                                                               Exhibit 99(a)(6)

COMPUTER ASSOCIATES TO ACQUIRE
PLATINUM TECHNOLOGY IN LARGEST SOFTWARE
DEAL IN HISTORY

CASH TRANSACTION, VALUED AT MORE THAN $3.5 BILLION, TO
COMPLEMENT CA'S TECHNOLOGY AND SERVICES

ISLANDIA, N.Y.--(BUSINESS WIRE)--March 29, 1999-- In the largest transaction in the history of the software industry, Computer Associates International, Inc. (NYSE: CA) and PLATINUM technology International, inc. (NASDAQ:PLAT) have entered into a merger agreement for CA to acquire PLATINUM through a cash tender offer. A wholly-owned subsidiary of CA will offer to purchase all outstanding shares of PLATINUM's common stock for $29.25 per share.

The merger has been unanimously approved by the Boards of Directors of both PLATINUM and CA. CA will fund the acquisition through a $4.5 billion credit facility underwritten entirely by Credit Suisse First Boston. This new facility will replace CA's existing $2.6 billion lines of credit.

"This transaction provides tremendous synergies in products, markets and services with very little overlap, creating exciting growth opportunities for CA in many new and emerging markets," said CA President and COO Sanjay Kumar. "PLATINUM's leadership in knowledge management, data warehouse, data base tools and application lifecycle management perfectly complements the e-commerce management and development technologies embodied in Jasmine, CA's object-oriented database. By enabling organizations to easily create knowledge portals, CA will become the premier end-to-end solutions provider for building and deploying enterprise applications."

"In addition, many organizations around the world are already enjoying the benefits of the integration between PLATINUM's best-of-breed point solutions and CA's flagship Unicenter TNG's management framework," Kumar said "We look forward to building a collectively stronger enterprise that can provide a broader range of solutions to clients, greater opportunities for employees from both companies, and accelerated near and long-term shareholder return."

PLATINUM provides software products and consulting services that help Global 10,000 companies manage and improve their IT infrastructures--including systems and database management, e-commerce, application infrastructure management, data warehousing, knowledge management, decision support, and year 2000 reengineering. The 12-year-old company has more than 120 offices across six continents.

"PLATINUM, its management and employees are extremely proud of the world-class organization we have built over the past 12 years," said Andrew "Flip" Filipowski, president and CEO of PLATINUM. "We have strived hard to service our customers, provide great opportunities for our employees, and deliver superior returns to our shareholders. As we approach the new millennium, it is increasingly apparent that consolidations in our industry make it evident that this change is critical to PLATINUM's future.

"CA's recognition of PLATINUM's true value combined with its commitment to fairly compensate our shareholders makes this transaction a compelling value proposition for everyone involved," said Filipowski. "The combination of CA's technology, operational skills and market reach together with PLATINUM's technology and people, create the model software and services provider for the next century. We're confident that, given our intensive discussions with CA over the past week, this alliance will be extremely beneficial to our clients and employees. CA's track record of developing and integrating leading-edge products should give our clients confidence in the future when managing their mission-critical systems."

"After over a decade of building PLATINUM," said Filipowski, "I'm pleased, confident and relieved that the organization we have built, along with our customers and people, will be in the extremely capable hands of CA, its people and management team."

PLATINUM's wide-ranging consulting and implementation services will also complement CA's rapidly-growing Global Professional Services (GPS), formed last April in response to increased client demand for turnkey best-of-class solutions. PLATINUM's consultants will quickly extend GPS' capabilities, especially in Europe, where PLATINUM has a significant presence.

In the tender offer, CA seeks to purchase at least a majority of PLATINUM's outstanding shares. Consummation of the tender offer will be subject to the expiration or termination of any applicable antitrust waiting period and the receipt of all regulatory approvals. Following completion of the tender offer, the subsidiary of CA will be merged into PLATINUM, and all of PLATINUM's shares not owned by CA will be converted into the right to receive $29.25 per share in cash. CA estimates that, following the completion of the merger and restructuring, this transaction will be accretive to net earnings in the first 12 months in the amount of about 25 cents per share, excluding in-process R&D and restructuring charges. In addition, the company anticipates that following the restructuring, the acquisition will generate an additional $450 million of cash from operations.

CA was advised on this transaction by the law firm of Howard, Smith and Levin. Advisors for PLATINUM were Credit Suisse First Boston and the law firm of Katten Muchin & Zavis.

Computer Associates International, Inc. (NYSE:CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998. For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.

PLATINUM technology International, inc., headquartered in Oakbrook Terrace, Illinois, had 1998 revenues of $968 million. PLATINUM provides software and services that help IT organizations manage and improve the IT infrastructure.

Statements in this release concerning the Company's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the significant percentage of CA's quarterly sales recorded in the last few days of the quarter, making financial predictions especially difficult and raising a substantial risk of variance in actual results; the emergence of new competitive initiatives resulting from rapid technological advances or changes in pricing in the market; the risks associated with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either CA or its competition; risks associated with the entry into new markets such as professional services; delays in product delivery; the ability to recruit and retain qualified personnel; negative implications from the "Year 2000" or "Euro" implementation technology problem, including customer indecision, purchasing delays or budget re-allocations; business conditions in the client/server and mainframe software and hardware markets; use of software patent rights to attempt to limit competition; assimilation of business or technology acquisitions; fluctuations in foreign currency exchange rates; the volatility of the international marketplace, including the recent Asian and Latin American turmoil; and other risks described in filings with the Securities and Exchange Commission.

All referenced product names are trademarks of their respective companies.

     ---------------

Contact:

         Computer Associates, Islandia
         Doug Robinson, CA investor relations, 516-342-2745 or
           dougr@cai.com or,
         Bob Gordon, CA public relations, 516-342-2391 or
           bobg@cai.com
                  or
         Mike Cullinane, PLATINUM investor relations, 630-691-0700 or cullinane@platinum.com or,
         Michael Matthews, PLATINUM public relations,
         630-691-9132 or mmatthews@platinum.com